Pursuant to Rule 424(b)(3)

Registration No. 333-112973

PRICING SUPPLEMENT NO. 2 dated October 19, 2004

to Prospectus Supplement dated June 2, 2004
and Prospectus dated June 2, 2004

U.S. $2,000,000,000

Eksportfinans ASA
Medium-Term Notes
Due Nine Months or More From the Date of Issue
1 Year Double Opportunity Range Note due November 2, 2005

      This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement dated June 2, 2004 and the prospectus dated June 2, 2004 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the prospectus supplement and the accompanying prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement and the accompanying prospectus.

Issuer:	Eksportfinans ASA
Specified currency:	U.S. dollars and Euros
Principal amount:	$129,430,000.00 (USD notes) €75,640,000.00 (Euro notes, and together with the USD notes, the notes)
USD notes CUSIP No.:	28264QAH7
USD notes Common Code:	020444045
USD notes ISIN:	US28264QAH74
Euro notes CUSIP No.:	28264QAJ3
Euro notes Common Code:	020444096
Euro notes ISIN:	US28264QAJ31

		Discounts and
	Price to public	commissions	Proceeds to us

Per note:	100%	0%	100%
Total for USD notes:	$129,430,000.00	$0	$129,430,000.00
Total for Euro notes:	€75,640,000.00	€0	€75,640,000.00

Agent:	Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
Attn: Registration Department
Telephone No.: (212) 902-6685
Facsimile No.: (212) 357-5505
The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade date:	October 19, 2004

Original issue date:	November 2, 2004

Maturity date:	November 2, 2005

Indexed note:	Yes. Interest rate subject to the coupon conditions below. Par payment at maturity.

Asset linked note:	No

Amortizing note:	No

Amortization schedule:	Not Applicable

Original issue discount:	No

Zero coupon:	No

Exchangeable:	No

Fixed rate note:	No

Floating rate note:	Yes

Interest Rate:	The interest rate will be 10% if the coupon conditions are satisfied and zero if the coupon conditions are not satisfied.

Calculation agent:	Goldman Sachs International

Coupon conditions:	The coupon conditions will be deemed to be satisfied (as determined by the calculation agent acting in good faith and in a commercially reasonable manner on the basis of sources and data it considers appropriate) if the US Dollar/ Euro exchange rate is (1) less than the maximum exchange rate and (2) greater than the minimum exchange rate (the bonus resettable range) on each Business Day during the calculation period.

US Dollar/ Euro exchange rate:	The currency exchange rate as determined by the calculation agent for foreign exchange transactions in US Dollar per Euro

Calculation period:	The period from and including 10:00 a.m. New York time on the original issue date to and including 10:00 a.m. New York time on October 26, 2005

Maximum exchange rate:	Initially, 1.3120. The maximum exchange rate shall be reset for the remainder of the calculation period to (1) 1.3620, if the exchange rate is equal to or greater than 1.3120 on any Business Day during the calculation period without having been less than or equal to 1.1720 on any prior Business Day during the calculation period; or (2) 1.2220, if the exchange rate is less than or equal to 1.1720 on any Business Day during the calculation period without having been greater than or equal to 1.3120 on any prior Business Day during the calculation period.

Minimum exchange rate:	Initially, 1.1720. The minimum exchange rate shall be reset for the remainder of the calculation period to (1) 1.2420, if the exchange rate is equal to or greater than 1.3120 on any Business Day during the calculation period, without having been less than or equal to 1.1720 on any prior Business Day during the calculation period; or (2) 1.1020, if the exchange rate is less than or equal to 1.1720 on any Business Day during the calculation period without having been greater than or equal to 1.3120 on any prior Business Day during the calculation period.

Interest payment date:	The maturity date

Interest accrual:	Interest (if any) will accrue from and including the original issue date to but excluding the maturity date. If the maturity date falls on a day that is not a Business Day, payment of principal and interest (if any)

will be paid on the next Business Day. No interest on that payment will accrue from and after the maturity date.

Day count convention:	Actual/360

Business Day:	London and New York

Optional redemption:	Not Applicable

Tax redemption:	Not Applicable

Extension of maturity:	Not Applicable

Optional repayment date(s):	Not Applicable

Optional repayment price(s):	Not Applicable

Additional amounts payable:	Yes

Authorized denominations:	The Dollar notes will be issued in minimum denominations of $10,000 and any integral multiples of $5,000 above $10,000. The Euro notes will be issued in minimum denominations of €10,000 and any integral multiples of €5,000 above €10,000.

Renewable note:	No

Form of notes:	Book-entry only

Listing:	None

Issuer rating:	Aaa/ AA+/ AAA

      Capitalized terms used in this pricing supplement without definition have the respective meanings ascribed to them in the prospectus supplement and the accompanying prospectus.

Additional information relating to the exchange rate

      Information concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trend in fluctuations in currency exchange rates that may occur in the future.

      The following charts show, for the periods indicated, high, low, average and period-end spot exchange rates between the Euro and the U.S. dollar per Euro for customary settlement in the spot foreign exchange market, as reported on Reuters:

Calendar Year	High	Low	Average(A)	Period End

2004 (through October 19)	1.2853	1.1801	1.2270	1.2515
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9535	0.8370	0.8909	0.8901

(A)	The average of the exchange rates on the last day of each month during the period.

One-Month Period Ended	High	Low

October 2004 (through October 19)	1.2520	1.2271
September 30, 2004	1.2417	1.2052
August 31, 2004	1.2368	1.2025
July 31, 2004	1.2437	1.2032
June 30, 2004	1.2320	1.2006
May 31, 2004	1.2274	1.1801
April 30, 2004	1.2358	1.1802

      The noon buying rate on October 19, 2004 was €1 = U.S.$1.2515.

Risk factors

      Unlike ordinary debt securities, the notes may not pay interest and their return depends on changes in a specified currency exchange rate. You should carefully consider the following risks before investing in the notes.

The notes are a speculative investment

      The notes are speculative in nature and involve a high degree of risk. An investment in notes indexed to a currency exchange rate entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security.

      You should consider the effect of the exchange rate on the amount to be paid at maturity under the terms of the notes. Whether the amount you receive on the maturity date will be higher than, or only the same as, your initial investment depends on whether the coupon conditions have been met (which in turn requires that the value of the Euro relative to the U.S. Dollar remains within the bonus resettable range over the period of time beginning at 10:00 a.m. New York time, on November 2, 2004 and ending at 10:00 a.m., New York time, on October 26, 2005). In no event will the amount you receive on the maturity date be more than 10.00% higher than your initial investment, and it may be 0.00% higher.

      The amount you will receive at maturity of the notes will depend on the relationship between the U.S. Dollar and the Euro, which varies based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the U.S. Dollar against the Euro, has in the past been, and may continue to be, volatile. The value of the Euro relative to the U.S. Dollar, which depends on the supply and demand for the Euro, may be affected by political, economic, legal, accounting and tax matters specific to the countries that have accepted the Euro as legal tender. In addition, the value of the Euro relative to the U.S. Dollar may be affected by the operation of, and the identity of persons and entities trading on, interbank and interdealer foreign exchange markets in the United States and elsewhere. There can be no assurance that the value of the Euro relative to the U.S. Dollar from November 2, 2004 until October 26, 2005 will remain within the bonus resettable range.

      The value of the Euro relative to the U.S. Dollar varies with market expectations as to future exchange rates and other current and anticipated conditions. For further illustration of the variability of these rates, please see the chart under “Additional information relating to the exchange rate”. You should not take the historical spot exchange rates, any trends they evidence or the extent of their variability as indicators of the future performance of these exchange rates during the term of the notes. Fluctuations in exchange rates make it difficult to predict whether you will receive 10.00% or 0.00% on your principal investment (assuming you hold the notes until maturity).

      The notes are financial instruments that are suitable only for sophisticated investors who are experienced with respect to derivatives and derivative transactions and foreign currency-denominated and foreign currency-indexed instruments, and who are able to bear the loss of a portion of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances. For further information, see “Foreign currency risks” starting on page S-4 of the prospectus supplement and “Risk relating to indexed notes or notes linked to certain assets” starting on page S-5 of the prospectus supplement.

The notes may not bear any interest

      Whether interest will be paid to the holders of the notes on the maturity date will depend on whether the coupon conditions have been met, as set out under “Interest rate” and “Coupon conditions” above. No interest will accrue or otherwise be paid on the notes unless the coupon conditions are satisfied. Accordingly, the entire return on the notes will depend on the satisfaction of the coupon conditions.

If you sell the notes prior to maturity, you may receive more or less than the ultimate redemption amount

      The secondary market for, and the market value of, the notes will be affected by a number of factors independent of our creditworthiness, including the level and direction of interest rates, the anticipated level and potential volatility of the U.S. Dollar in relation to the Euro, the time remaining to the maturity of the notes, the aggregate principal amount of the notes and the availability of comparable instruments. If you sell the notes prior to the maturity date, you may receive more or less than the ultimate redemption amount.

There may be conflicts of interest between you and Goldman, Sachs & Co.

      Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the redemption amount for their proprietary accounts or for other accounts under their management. These activities could have an effect on the spot exchange rates for U.S. Dollars in exchange for Euro quoted by an affiliate of Goldman, Sachs & Co., Goldman Sachs International, in its capacity as calculation agent (the spot exchange rates will be used to determine whether the coupon conditions have been satisfied and, in turn, whether interest rate will be 10.00% or 0.00%) and on the underlying markets. In addition, Goldman Sachs International is our swap counterparty for a hedge of our obligation under the notes and will be obligated to pay us at maturity of the notes an amount equal to the interest, if any, accrued on the principal amount of the notes. As a result, Goldman, Sachs & Co., Goldman Sachs International, in its capacity as calculation agent, and their respective affiliates may have a conflict of interest to the extent that their trading activities or the determinations the calculation agent makes in respect of the notes affect the payments due to or from Goldman Sachs International under the related swap transaction or the value of the investments held by Goldman, Sachs & Co., the calculation agent or any of their affiliates’ proprietary or managed accounts. For example, the issuance of other securities indexed to U.S. Dollar/ Euro spot rate, i.e., the introduction of competing products into the marketplace, could adversely affect the value of the notes. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of such securities or other instruments, their interests with respect to such products may be adverse to those of the holders. Goldman, Sachs & Co. and its affiliates will also have interests for their proprietary accounts or for accounts under their management in trading conducted in U.S. Dollars and Euros. Such trading could influence the U.S. Dollar/ Euro spot rate and could adversely affect the holders of the notes.

Secondary trading in the notes may be limited

      The notes are a new issue of securities with no established trading market. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. The trading market for the notes may be illiquid.

      For a discussion of additional risks associated with the notes, including risks for investors whose functional currency is not the same as the currency in which the notes are denominated, see the Risk factors starting on page S-3 of the prospectus supplement.

Supplemental plan of distribution

      The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of October 19, 2004 between the agent and us.

      The gross proceeds to us will be the principal amount of the notes. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

      From time to time, the agent and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

Form, exchange or transfer of the notes

      The form, exchange or transfer of the notes will be effected as described in the prospectus and prospectus supplement under the headings “Description of the debt securities — Form, exchange and transfer” and “Description of the debt securities — Global securities”.

      The Euro notes will be represented by beneficial interests in a fully registered global note, which will be registered in the name of a nominee for, and deposited with Citibank, N.A., London office, as common depositary for, and in respect of interests held through, Euroclear and/or Clearstream.

      The USD notes will be represented by beneficial interests in a fully registered global note, which will be registered in the name of a nominee for, and deposited with Citibank, N.A. London office, as custodian for, the Depository Trust Company.